EXHIBIT 12

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2010	2011	2012	2013	2014
EARNINGS:
Earnings before income taxes	$186,305	279,387	303,117	368,895	338,549
Fixed charges	181,860	183,948	189,412	188,144	191,271
Add: Amortization of capitalized interest	742	722	713	589	535
Less: Interest capitalized	195	17	—	—	—
Earnings available for fixed charges (A)	$368,712	464,041	493,242	557,628	530,355

FIXED CHARGES:
Interest and other financial charges	$130,654	133,496	140,841	137,461	142,295
Costs associated with sale of receivables	—	—	—	—	—
Portion of rents representing interest expense	51,206	50,452	48,571	50,683	48,976
Total fixed charges (B)	$181,860	183,948	189,412	188,144	142,295

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.03x	2.52x	2.60x	2.96x	2.77x